Exhibit 99.1

Engine Capital LP
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
(212) 321-0048

October 23, 2019

PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451
Attention: Board of Directors

Dear Members of the Board:

Engine Capital LP, together with its affiliates (“Engine” or “we”), has become one of the largest shareholders of PDL BioPharma, Inc. (“PDL BioPharma,” “PDLI” or the “Company”), with ownership of approximately 5.3% of the Company’s outstanding shares. PDL BioPharma represents a significant investment for Engine. We invested in PDLI because of the significant intrinsic value attributable to the Company’s existing assets, including its royalty portfolio and wholly-owned subsidiaries Noden and LENSAR. Engine believes that the Company is deeply undervalued by the public markets and there are opportunities readily available to PDLI’s Board of Directors (the “Board”) to significantly increase shareholder value.

For context, Engine is a value-oriented investment firm launched in July 2013. Since its launch, Engine has negotiated board representation or settlements at 17 public companies and added 27 highly qualified new board members to these companies. We have experience in the markets PDL BioPharma operates in, including by virtue of our principal serving as a director of pharmaceutical company Recro Pharma, Inc. As part of our due diligence process, we have had an opportunity to discuss PDLI and its prospects with, among others, competitors and former employees of the Company. We also have had discussions with PDLI’s President and Chief Executive Officer, Dominique Monnet, regarding the business and the challenges and opportunities facing the Company. These discussions further confirmed our belief that PDLI owns a number of high-quality assets, but is currently misunderstood by the market and significantly undervalued.

Despite PDLI’s promise and the meaningful value associated with the Company’s assets, shareholders have suffered immensely for well over a decade while the Board has overseen continuous value destruction. In fact, PDLI’s total shareholder returns have been negative year-to-date and over each of the last one-, three- and five-year periods. Furthermore, the Company has drastically underperformed the Russell 2000 Index and the Nasdaq Biotech Index over the long term.

Note: Calculated as of October 18, 2019.

We believe the Company’s abysmal performance is directly attributable to a history of poor capital allocation decisions, including ill-conceived acquisitions and speculative investments that have failed to create value. The Company has seemingly admitted to its inability to deploy capital effectively as demonstrated by its numerous shifts in capital allocation strategies over the years. PDL BioPharma has transitioned from a debt and royalty asset acquisition strategy, to a pharma acquisition strategy and now to building a portfolio of actively managed investments.

Unfortunately for shareholders, it appears PDLI is just grasping at straws when it comes to formulating a capital allocation strategy given the continued destruction of shareholder value. Under Mr. Monnet’s leadership, the Company is now seeking to make strategic investments in late clinical or early commercial stage pharmaceutical companies; however, we do not believe that Mr. Monnet possesses the requisite investing experience to successfully execute on such a strategy. The market seems to agree considering that under this new strategy, PDL BioPharma has disclosed one investment – in Evofem Biosciences, Inc. (“Evofem”) – and PDLI’s stock price has subsequently declined a staggering 38% and is trading at one of its widest discounts to asset value in its history.1

The impact of this capital allocation strategy is even more evident when reviewing PDLI’s stock price performance over the past 15 months. On September 24, 2018, PDL BioPharma announced the authorization of a $100 million stock repurchase program. This constituted a major shift in the capital allocation priorities of the Company towards rightly returning capital to shareholders. Over the following six-and-a-half months, the Company’s stock price significantly appreciated (from $2.43 to $3.85) and the discount to book value shrank from 53% to 32%.2 Then, on April 11, 2019, the Company announced a large equity investment in Evofem, the first investment under PDL BioPharma’s new capital allocation strategy. Following this announcement, the discount to book value considerably widened to the 58% discount where it trades today. Below is a graphical depiction of this troubling fact pattern. As you can see, PDLI reached its highest stock price the day before the announcement of the Evofem transaction.

1 Calculated as of October 18, 2019.

2 Calculated from September 21, 2018 (trading day immediately prior to announcement) to April 10, 2019.

Although the Company has changed its capital allocation strategy a number of times over the last few years, the results have largely remained the same – disappointing to say the least. When the Company pursues a speculative acquisition strategy, PDLI’s stock trades at a large discount to its fundamental value. Beyond managerial failures, there are a number of structural issues that will continue to serve as a drag on the Company’s stock price for so long as it remains a publicly traded entity pursuing an investment strategy.

1.	Conglomerate and cash discount. PDLI’s current strategy is to become a holding company with three or four strategic investments in pharma companies. This type of structure consistently trades at a discount to asset value because of the well known conglomerate discount. Shareholders are better off diversifying themselves than having a management team do it for them. Similarly, the cash on the Company’s balance sheet will always be discounted by shareholders, worried about the next poor investment decision given PDLI leadership’s track record of value destruction. We believe these discounts are further accentuated in PDLI’s case because it invests is one of the riskiest asset classes – early-stage pharma companies.
2.	PDLI’s corporate structure is inefficient from a tax perspective. PDL BioPharma is structured as a C corporation which introduces two layers of taxation. C corporations are taxed separately from their owners. Income or capital gains generated by their investments will be first taxed at the C corporation level and then subsequently at the shareholder level when the shareholder receives a dividend or generates a capital gain. As such, most investment vehicles are structured as limited partnerships or limited liability companies to avoid double taxation.

3.	PDLI’s structure is inefficient from an expense perspective. We estimate the Company’s corporate G&A expenses to be around $27.5 million per year, including the cost of being a public company, management compensation and business development costs. Given the Company’s investment strategy, these costs are akin to a management fee that an investment manager would charge to manage money. In this case, the $27.5 million in expenses for a company with a market capitalization of approximately $270 million equates to a management fee of around 10%, an incredibly high number. This high “management fee” will continue to eat into shareholder returns.

Putting the structural issues aside, PDLI’s management team does not have the relevant experience to execute on the Company’s current capital allocation strategy. Mr. Monnet himself has acknowledged to us that he is not an investor, and the Company’s recent investment in Evofem highlighted this inexperience. In April 2019, Evofem was literally running out of money and its illiquid stock was trading at depressed prices. Instead of investing in a preferred security at a discount to market, PDLI structured an investment in common stock at a significant premium to market with additional warrants at an even larger premium. Furthermore, PDLI invested the first $30 million tranche with limited due diligence (because Evofem was running out of cash so time was of the essence) and structured the transaction so that PDLI could invest a second $30 million tranche after more due diligence was completed a couple of months later. How can management and the Board approve a $30 million speculative investment in a company running out of money without taking the necessary time to complete its full due diligence? Why pay a significant premium and structure the investment in common shares when an experienced investor would have structured the investment in a senior security at a discount? Finally, if PDLI’s strategy is to have a portfolio of actively managed strategic investments, why did the Company only receive one board seat (and a board observer seat) when Evofem’s board is comprised of eight directors and PDLI owns more than 30% of the company? It is obvious to us that this investment could have been structured better and it highlights the inexperience of PDLI’s leadership team in making such investments. Although we agree with Mr. Monnet’s comments that it would be unfair to hold him responsible for the mistakes of his predecessor, John P. McLaughlin (the former CEO who remains on the Board today), we note that PDLI has already lost more than $170 million in market capitalization under Mr. Monnet’s leadership since announcing the Evofem investment. The lack of capital market experience is also highlighted by the recent exchange of the Company’s Convertible Senior Notes, which was untimely and very expensive ($6 million).

The market clearly does not believe in PDLI’s ability to execute upon its strategy and shareholders can ill afford to allow management and the Board to make any further value destructive investments. In order to unlock shareholder value, we believe the solution is clear – PDLI must immediately halt its investment activities and commence a review of strategic alternatives, including a possible sale or liquidation of the Company. We call on the Board and management team to immediately cease and desist all investment and acquisition activities, and we caution against entering into, or seeking to enter into, any further transactions, licensing agreements or business combinations (other than a sale of the Company) that could jeopardize the ability of PDLI shareholders to realize the full and fair value for their investment.

Notably, the members of the Board themselves have also exhibited a lack of confidence in the Company’s strategy and the ability to successfully execute thereon as demonstrated by their unwillingness to invest their own capital into the Company. In fact, it has been nearly five years since any director purchased a single share of PDLI stock.3 Without a meaningful vested financial interest in the Company, it appears that the members of the Board are content to collect lucrative director fees rather than drive shareholder value. Despite the Company’s prolonged underperformance and the significant destruction of value that has occurred under their watch, PDLI median director compensation last year was approximately $273,000.4 By comparison, the median compensation of directors at peer companies was $163,000 last year and $217,000 at the 75th percentile level.5

3 Harold E. Selick, Ph.D. purchased 6,000 shares on November 26, 2014.

4 Reflects median compensation of PDLI’s non-executive directors who served on the Board for all of 2018.

5 Based on a compensation consultant’s survey of biotech companies with market capitalizations between $200 and $400 million.

PDLI’s tangible book value is approximately $5.35 per share, while the Company’s stock is currently trading at $2.37 per share.6 Simply realizing the tangible book value for shareholders would imply an upside of 126.6% and create more than $340 million of shareholder value. The value is there, it just needs to be unlocked. After speaking with many of our fellow shareholders, it is clear that there is a widespread belief amongst the shareholder base that the Board must stop squandering shareholder capital and immediately commence a process to maximize the value of the Company. Doing so unmistakably presents the best risk-adjusted path forward for shareholders. Accordingly, we believe that the Board must immediately take the following actions:

1.	Publicly announce the cessation of investment activities and the initiation of a strategic review process. We expect that this course of action will significantly close the gap between the Company’s stock price and the value of its assets. As part of the strategic review process, the Company should hire a reputable investment bank and commit to maximizing value for the Company’s shareholders. This could take the form of a sale or a liquidation of the Company. In the event of a liquidation, we encourage the Board to return the vast majority of the cash on the Company’s balance sheet to shareholders as fast and as efficiently as possible as it begins the liquidation process.
2.	Right size the Company’s cost structure. A workforce reduction would bring significant cost savings to the Company. We believe that the Company’s corporate overhead could be reduced from an estimated $27.5 million currently to around $8 million by employing only the staff necessary to oversee the liquidation and maintain PDLI’s status as a public company (for so long as it remains one). We note that under this scenario, the Company would generate substantial free cash flow (around $46 million per year), which would increase the value of the Company, further improving shareholders’ returns.
3.	Reduce the size of the Board. PDLI currently has eight directors serving on the Board, which is far more than we believe is necessary for a company of PDLI’s size, especially if it were to pursue a liquidation process. We believe that the size of the Board should be reduced to five directors and annual director compensation should be limited to $150,000 per director, thereby providing greater cost savings to the Company.

Simply put, the history of value destruction at the Company demands quick and decisive action by the Board. It is unreasonable for shareholders to bear the risk of additional declines as leadership hopes to finally find a strategy that works. The environment for M&A remains attractive today, so it is imperative that the Board takes advantage of this window by forming a strategic review committee of the independent directors, hiring advisors and beginning a process to explore strategic alternatives immediately.

With this letter, we are putting each and every director of PDLI on notice. You are being closely watched by us and the rest of the Company’s shareholder base – any attempt to utilize the Company’s cash for further acquisitions or investments will be vehemently opposed. To be clear, we intend to hold each of you personally liable to the fullest extent permitted by law should you continue down a value destructive path and fail to act in the best interests of the Company’s shareholders. We believe that if you choose to do what is right for the Company’s shareholders, as is your duty, the potential exists to create a significant amount of shareholder value by capturing the inherent value of PDLI’s assets in a sale or liquidation of the Company.

6 Calculated as of market close on October 18, 2019.

We stand ready to meet with members of management and the Board to discuss these important matters in greater detail; however, be advised that we will not hesitate to take any action that we believe is necessary to protect the best interests of the Company’s shareholders. To the extent the Board fails to engage with us or otherwise act on our suggestions, we are prepared to nominate a slate of independent director candidates at the Company’s 2020 Annual Meeting who are committed to putting shareholder interests first and foremost.

Very truly yours,

/s/ Arnaud Ajdler	/s/ Brad Favreau
Arnaud Ajdler Managing Member Engine Capital L.P.	Brad Favreau Managing Director Engine Capital L.P.